Exhibit 99.1
Press Release
VTTI ENERGY PARTNERS LP REPORTS PRELIMINARY FINANCIAL RESULTS
FOR THE SECOND QUARTER ENDED JUNE 30, 2017
LONDON, August 8, 2017 – VTTI Energy Partners LP (“VTTI” or the “Partnership”) (NYSE: VTTI) today reported its preliminary financial results for the second quarter ended June 30, 2017.
Highlights

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Generated operating income and net income of $33.4 million and $28.4 million, respectively, for the second quarter of 2017, compared to operating income and net income of $30.1 million and $17.2 million, respectively, for the second quarter of 2016.

•
Declared a cash distribution to unitholders of $0.3360 per unit with respect to the second quarter of 2017, unchanged from the prior quarter and equivalent to $1.3440 per unit on an annualized basis. The implied distribution coverage ratio for the quarter was 0.94x.

Financial and Operating Results Overview
The financial performance of VTTI for the second quarter ended June 30, 2017 exceeded the performance of the Partnership during the comparative period in 2016.
Mr. Rob Nijst, Chief Executive Officer of VTTI, commented: “VTTI had a strong financial and operating performance in the quarter with improved storage rates and ancillary revenues delivering a rise in operating income, despite a less favorable market backdrop. The Partnership generated $28.4 million of net income and $52.3 million of Adjusted EBITDA for the quarter, although the distributable cash flow and coverage ratio were negatively impacted by a material uplift in cash tax”.
Total operating income for the second quarter ended June 30, 2017, was $33.4 million while net income was $28.4 million compared to total operating income of $30.1 million and net income of $17.2 million for the second quarter of 2016. Adjusted EBITDA(1) for the second quarter ended June 30, 2017, was $52.3 million, compared to $47.4 million for the second quarter of 2016. The Partnership generated $15.1 million of distributable cash flow(1) for the second quarter ended June 30, 2017, compared to distributable cash flow of $12.6 million for the second quarter of 2016.

(1) Adjusted EBITDA and distributable cash flow are non-GAAP financial measures. See Appendix A for a reconciliation to the most directly comparable U.S. GAAP financial measure.
Cash Distribution
On July 25, 2017, the Board declared a quarterly cash distribution of $0.3360 per unit with respect to the second quarter of 2017, equivalent to $1.3440 per unit on an annualized basis and in line with the quarterly cash distribution of the first quarter of 2017. The implied distribution coverage ratio was 0.94x.
The cash distribution will be paid on August 11, 2017, to unitholders of record as of the close of business on August 7, 2017.
Financing and Liquidity
As of June 30, 2017, the Partnership had cash and cash equivalents of $9.8 million and total unaffiliated debt outstanding of $576.6 million (excluding restricted cash and debt held by affiliates). As of June 30, 2017, there was an undrawn amount of approximately $217 million available under our €300 million revolving credit facility.
We believe that our current resources, including cash generated by the operations of the Partnership, are sufficient to meet the working capital requirements of our ongoing business.
Buyout Offer from VTTI B.V.
On May 8, 2017, VTTI announced that it had entered into a definitive merger agreement with VTTI B.V. pursuant to which VTTI B.V. will acquire, for cash, all of the outstanding common units of the Partnership, at a price of $19.50 per common unit

(the "Merger"). Based on the recommendation of a committee composed of the three independent directors of the board of directors (the "Board") of the general partner of VTTI, the Board approved the merger agreement and recommended that the Partnership’s unitholders approve the Merger.

The Merger is expected to close in the third quarter of 2017, and is subject to satisfaction of certain conditions, including the approval of the merger agreement and the transactions contemplated thereby by certain of the Partnership's unitholders. The Partnership has established a record date of July 17, 2017 and a meeting date of September 13, 2017 for a special meeting of its unitholders, which will be held at 25-27 Buckingham Palace Road, London, SW1W 0PP, United Kingdom. Partnership unitholders of record at the close of business on July 17, 2017 have received notice of the special meeting. For more information regarding the special meeting and the Board's recommendations with respect to the proposals to be voted on at the meeting, please see the proxy statement filed by the Partnership with the SEC as an exhibit to the Partnership's Schedule 13E-3 filed with the SEC on July 18, 2017.
Upon closing of the merger, the Partnership will be an indirect wholly owned subsidiary of VTTI B.V. and will cease to be a publicly traded partnership.
About VTTI Energy Partners LP
VTTI Energy Partners LP is a fee-based limited partnership, formed to own and operate refined petroleum product and crude oil terminaling and related energy infrastructure assets on global scale. The Partnership’s assets include interests in a broad-based portfolio of six terminals that are strategically located in energy hubs throughout the world with a combined total storage capacity of approximately 36 million barrels.
Additional Information and Where to Find It
This communication relates to a proposed business combination between VTTI B.V. and the Partnership. This communication does not constitute a solicitation of any vote or approval with respect to the proposed transaction. In connection with the proposed transaction, the Partnership has filed and distributed a proxy statement to its unitholders.  WE URGE SECURITY HOLDERS TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE DISSEMINATED BY THE PARTNERSHIP BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Security holders will be able to obtain these materials (if and when they are available) free of charge at the SEC’s website, www.sec.gov. In addition, copies of any documents filed with the SEC may be obtained free of charge from the Partnership’s internet website for investors at http://www.vttienergypartners.com. Investors and security holders may also read and copy any reports, statements and other information filed by the Partnership with the SEC at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.
Participation in the Solicitation of Votes
VTTI B.V. and the Partnership and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information regarding the Partnership’s directors and executive officers is available in its Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on April 28, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials when they become available.

Forward Looking Statements

This press release contains “forward-looking statements”. You are cautioned not to rely on these forward-looking statements, which speak only as the date of this press release. All statements, other than statements of historical facts, that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, including, without limitation, future operating or financial results and future revenues and expenses, future, pending or recent acquisitions, general market conditions and industry trends, the financial condition and liquidity, cash available for distribution and future capital expenditures are forward-looking statements. These statements often include the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions and are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These statements are based on current expectations of future events, are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Partnership’s control and are difficult to predict. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. In addition to other factors described herein that could cause VTTI’s actual results to differ materially from those implied in these forward-looking statements, negative capital market conditions, including a persistence or increase of the current yield on common units, which is higher than historical yields, could adversely affect VTTI’s distribution guidance. Risks and uncertainties include, but are not limited to, such matters as: the risks that the proposed merger with a subsidiary of VTTI B.V. may not be consummated or the benefits contemplated therefrom may not be realized; future operating or financial results and future revenues and expenses; our future financial condition and liquidity; significant interruptions in the operations of our customers; future supply of, and demand for, refined petroleum products and crude oil; our ability to renew or extend terminaling services agreements; the credit risk of our customers; our ability to retain our key customers; including Vitol; operational hazards and unforeseen interruptions, including interruptions from terrorist attacks, hurricanes, floods or severe storms; volatility in energy prices; competition from other terminals; changes in trade patterns and the global flow of oil; future or pending acquisitions of terminals or other assets; business strategy, areas of possible expansion and expected capital spending or operating expenses; the ability of our customers to obtain access to shipping, barge facilities, third party pipelines or other transportation facilities; maintenance or remediation capital expenditures on our terminals; environmental and regulatory conditions, including changes in such laws relating to climate change or greenhouse gases; health and safety regulatory conditions, including changes in such laws; costs and liabilities in responding to contamination at our facilities; our ability to obtain financing; restrictions in our credit facilities and debt agreements, including expected compliance and effect of restrictive covenants in such facilities and debt agreements; fluctuations in currencies and interest rates; the adoption of derivatives legislation by Congress; our ability to retain key officers and personnel; the expected cost of, and our ability to comply with, governmental regulations and self-regulatory organization standards, as well as standard regulations imposed by our customers applicable to our business; risks associated with our international operations; compliance with the U.S. Foreign Corrupt Practices Act or the U.K. Bribery Act; risks associated with our potential business activities involving countries, entities, and individuals subject to restrictions imposed by U.S. or other governments; and tax liabilities associated with indirect taxes on the products we service. A further list and description of these risks, uncertainties and other factors can be found in our Annual Report filed on Form 20-F which was filed with the United States Securities and Exchange Commission on April 28, 2017 and is available via the SEC’s website at www.sec.gov. VTTI undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release.
Contacts
VTTI Energy Partners LP
Robert Abbott, Chief Financial Officer
+44 20 3772 0110
Hill + Knowlton Strategies New York,
Peter Poulos
+1 212 885 0588
Hill + Knowlton Strategies Amsterdam,
Tanno Massar
+31 20 4044707
SOURCE: VTTI Energy Partners LP

VTTI ENERGY PARTNERS LP
UNAUDITED CONDENSED INTERIM CONSOLIDATED
STATEMENT OF OPERATIONS
Three months ended June 30, 2017 and 2016
(in US$ millions)

	Three Months Ended June 30,	Three Months Ended June 30,
	2017	2016
Revenues, third parties	27.8	24.0
Revenues, affiliates	53.1	52.4
Total revenues	80.9	76.4
Operating costs and expenses:
Operating costs	20.7	21.1
Depreciation and amortization	18.5	18.0
Selling, general and administrative	8.0	7.1
Disposal of property, plant and equipment	0.3	0.1
Total operating expenses	47.5	46.3
Other operating income	—	—
Total operating income	33.4	30.1
Other income/(expense):
Interest expense, including affiliates	(6.9)	(6.4)
Other finance expense	(0.3)	(0.3)
Gain/(loss) on foreign currency transactions	17.4	(6.8)
Gain/(loss) on derivative financial instruments	(7.2)	5.0
Total other income/(expense)	3.0	(8.5)
Income before income tax expense	36.4	21.6
Income tax expense	(8.0)	(4.4)
Net income	28.4	17.2
Non-controlling interest	(16.2)	(11.6)
Net income attributable to VTTI Energy Partners LP Owners	12.2	5.6

VTTI ENERGY PARTNERS LP
UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
as of June 30, 2017 and December 31, 2016
(in US$ millions)

	June 30, 2017	December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	9.8	20.6
Restricted cash	2.4	1.7
Trade accounts receivable	5.9	4.0
Affiliates	26.5	18.2
Other receivables and current assets	17.2	16.7
Prepaid expenses	3.0	1.6
Derivative assets	7.4	11.4
Total current assets	72.2	74.2
Non-current assets:
Long-term receivables	1.0	1.0
Long-term prepaid expenses	19.9	20.5
Deferred tax assets	24.5	24.2
Property, plant and equipment	1,238.8	1,200.6
Intangible assets, net	35.7	33.4
Goodwill	114.1	107.7
Derivative assets	8.8	19.2
Total non-current assets	1,442.8	1,406.6
Total assets	1,515.0	1,480.8
LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	9.3	17.2
Affiliates	11.2	5.9
Current installments of long-term debt, affiliates	6.0	6.0
Derivative liabilities	5.9	6.3
Other liabilities and accrued expenses	28.7	21.2
Total current liabilities	61.1	56.6
Non-current liabilities:
Long-term debt	573.0	554.0
Derivative liabilities	2.0	5.4
Long-term debt, affiliates	132.9	135.9
Post-retirement benefit and post-employment obligation	10.4	9.9
Environmental provisions	19.1	18.0
Deferred tax liabilities	90.2	77.9
Other long-term liabilities	18.9	17.2
Total non-current liabilities	846.5	818.3
Total liabilities	907.6	874.9
Equity:
Total equity	607.4	605.9
Total liabilities and equity	1,515.0	1,480.8

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
Adjusted EBITDA
We define Adjusted EBITDA as net income before interest expense, income tax expense, depreciation and amortization expense, other finance expense, gain (loss) on foreign currency transactions and gain (loss) on derivative financial instruments, as further adjusted to reflect realized cash gains on forward foreign exchange contracts, certain other non-cash, non-recurring items, and to exclude the revenues from the Phase 2 assets of our Malaysian terminal in excess of the costs incurred to operate Phase 2 which are attributable to VTTI B.V.
Adjusted EBITDA is a non-GAAP financial measure that management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies, may use to assess our operating performance as compared to other publicly traded partnerships in the midstream energy industry, without regard to historical cost basis or financing methods, and the viability of acquisitions and other capital expenditure projects and the returns on investment in various opportunities.
We believe that the presentation Adjusted EBITDA provides useful information to management in assessing our financial condition and results of operations. The U.S. GAAP measure most directly comparable to Adjusted EBITDA is net income. Our non-GAAP financial measure of Adjusted EBITDA should not be considered as an alternative to U.S. GAAP net income. Adjusted EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income. You should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Because Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.
The following table reconciles net income to Adjusted EBITDA for the second quarter ended June 30, 2017 and 2016.

(in US$ millions)	Three Months Ended June 30, 2017	Three Months Ended June 30, 2016
Net income	28.4	17.2
Interest expense, including affiliates	6.9	6.4
Income tax expense	8.0	4.4
Depreciation and amortization	18.5	18.0
Other finance expense	0.3	0.3
Gain/loss on foreign currency transactions	(17.4)	6.8
Gain/loss on derivative financial instruments	7.2	(5.0)
Realized cash gains on forward foreign exchange contracts	2.2	2.2
Non-cash PP&E disposals and write-offs	0.3	0.1
Non-cash unit based compensation	0.3	0.1
EBITDA attributable to Affiliate	(3.3)	(3.1)
Merger related expenses	0.9	—
Adjusted EBITDA	52.3	47.4

Distributable Cash Flow (“DCF”)
In determining the amount of cash to distribute to our unitholders, the Board of Directors of our general partner evaluates the amount of distributable cash flow. As used by the Board of Directors, distributable cash flow represents Adjusted EBITDA after considering certain period cash payments including maintenance capital expenditures, certain period cash receipts and other reserves established by the Partnership.
Maintenance capital expenditures represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, our capital assets. Cash interest expense includes interest expense attributable to our Senior Unsecured Notes, VTTI Operating Revolving Credit Facility, Related Party MLP Loan Agreement (as defined in our Annual Report filed on Form 20-F on April 28, 2017), periodic cash settlement amounts for interest rate swap derivative financial instruments and other cash finance expenses.
Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance calculated in accordance with U.S. GAAP.
The table below reconciles Adjusted EBITDA to distributable cash flow for the second quarter ended June 30, 2017 and 2016.

(in US$ millions)	Three Months Ended June 30, 2017	Three Months Ended June 30, 2016
Adjusted EBITDA	52.3	47.4
Cash interest expense	(7.7)	(7.3)
Cash income tax expense	(4.2)	—
Maintenance capital expenditures	(6.9)	(5.5)
Cash environmental remediation payments	—	(0.5)
Non-cash lease expense	1.0	1.0
Amortization of deferred income	(0.5)	(0.5)
Non-cash revenue adjustments	(0.4)	(0.4)
Cash flow attributable to non-controlling interest	(18.5)	(21.6)
Distributable cash flow	15.1	12.6
Total distribution	16.1	13.2
Coverage ratio	0.94	x	0.95	x